Report of
Independent Registered
Public Accounting Firm

The Board of Trustees of
BNY Mellon Funds Trust:
We have examined management's
assertion, included in the
accompanying Management
Statement Regarding Compliance
With Certain Provisions of the
Investment Company Act of 1940,
that BNY Mellon Funds Trust (the
"Trust"), which is comprised of BNY
Mellon Large Cap Stock Fund, BNY
Mellon Income Stock Fund, BNY
Mellon Mid Cap Stock Fund, BNY
Mellon Small Cap Stock Fund, BNY
Mellon International Fund, BNY
Mellon Emerging Markets Fund,
BNY Mellon Bond Fund, BNY
Mellon Intermediate Bond Fund,
BNY Mellon Short-Term U.S.
Government Securities Fund, BNY
Mellon National Intermediate
Municipal Bond Fund, BNY Mellon
National Short-Term Municipal Bond
Fund, BNY Mellon Pennsylvania
Intermediate Municipal Bond Fund,
BNY Mellon Massachusetts
Intermediate Municipal Bond Fund,
BNY Mellon Asset Allocation Fund,
BNY Mellon Money Market Fund,
BNY Mellon U.S. Core Equity
130/30 Fund, BNY Mellon
Municipal Opportunities Fund, BNY
Mellon New York Intermediate Tax-
Exempt Bond Fund, BNY Mellon
International Appreciation Fund,
BNY Mellon Small/Mid Cap Fund,
BNY Mellon Focused Equity
Opportunities Fund, BNY Mellon
National Municipal Money Market
Fund, BNY Mellon Large Cap
Market Opportunities Fund, BNY
Mellon Tax-Sensitive Large Cap
Multi-Strategy Fund, BNY Mellon
Corporate Bond Fund, and BNY
Mellon International Equity Fund
(collectively the "Funds"), complied
with the requirements of subsections
(b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 as
of April 30, 2013, and from August
31, 2012 through April 30, 2013,
with respect to securities reflected in
the investment accounts of the
Funds. Management is responsible
for the Funds' compliance with those
requirements.  Our responsibility is to
express an opinion on management's
assertion about the Funds'
compliance based on our
examination.
Our examination was conducted in
accordance with the standards of the
Public Company Accounting
Oversight Board (United States)
and, accordingly, included
examining, on a test basis, evidence
about the Funds' compliance with
those requirements and performing
such other procedures as we
considered necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of  April 30, 2013 and
with respect to agreement of security
purchases and sales, for the period
from August 31, 2012 (the date of
our last examination), through April
30, 2013:
1.	Examination of The Bank of
New York Mellon's (the
"Custodian") security
position reconciliations for all
securities held by sub
custodians and in book entry
form;
2.	Confirmation of all securities
hypothecated, pledged or
placed in escrow with
brokers;
3.	Count and inspection of all
securities located in the vault
of the Custodian in New
York City;
4.	Reconciliation between the
Funds' accounting records
and the Custodian's records
as of April 30, 2013;
5.	Agreement of pending
purchase activity for the
Funds as of April 30, 2013 to
documentation of
corresponding subsequent
bank statements;
6.	Agreement of pending sale
activity for the Funds as of
April 30, 2013 to
documentation of
corresponding subsequent
bank statements;
7.	Agreement of five purchases
and five sales from the period
August 31, 2012 (the date of
our last examination) through
April 30, 2013 from the
books and records of the
Trust to the bank statements
noting that they had been
accurately recorded and
subsequently settled;
8.	Review of the BNY Mellon
Asset Servicing Report on
Controls Placed in Operation
and Tests of Operating
Effectiveness ("SOC 1
Report") for the period April
1, 2012 to March 31, 2013
and noted no relevant
findings were reported in the
areas of Asset Custody and
Control.
9.	We inquired of the Custodian
who confirmed that all
control policies and
procedures detailed in
Section III Control
Objectives, Controls and
Tests of Operating
Effectiveness of the SOC 1
Report, have remained in
operation and functioned
adequately from April 1,
2013 through April 30, 2013.
In addition, we have
obtained written
representations from the
Custodian confirming the
above.
We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Funds compliance with specified
requirements.
In our opinion, management's
assertion that the Funds complied
with the requirements of subsections
(b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as
of April 30, 2013, and from August
31, 2012 through April 30, 2013,
with respect to securities reflected in
the investment accounts of the Funds
is fairly stated, in all material
respects.
This report is intended solely for the
information and use of management
and the Board of Trustees of the
Funds and the Securities and
Exchange Commission and is not
intended to be and should not be
used by anyone other than these
specified parties.

/s/ KPMG LLP
New York, New York
July 29, 2013
July 29, 2013

Management Statement Regarding
Compliance With
Certain Provisions of the
Investment Company Act of 1940

Management of BNY Mellon Large
Cap Stock Fund, BNY Mellon
Income Stock Fund, BNY Mellon
Mid Cap Stock Fund, BNY Mellon
Small Cap Stock Fund, BNY Mellon
International Fund, BNY Mellon
Emerging Markets Fund, BNY
Mellon Bond Fund, BNY Mellon
Intermediate Bond Fund, BNY
Mellon Short-Term U.S. Government
Securities Fund, BNY Mellon
National Intermediate Municipal
Bond Fund, BNY Mellon National
Short-Term Municipal Bond Fund,
BNY Mellon Pennsylvania
Intermediate Municipal Bond Fund,
BNY Mellon Massachusetts
Intermediate Municipal Bond Fund,
BNY Mellon Asset Allocation Fund,
BNY Mellon Money Market Fund,
BNY Mellon U.S. Core Equity
130/30 Fund, BNY Mellon
Municipal Opportunities Fund, BNY
Mellon New York Intermediate Tax-
Exempt Bond Fund, BNY Mellon
International Appreciation Fund,
BNY Mellon Small/Mid Cap Fund,
BNY Mellon Focused Equity
Opportunities Fund, BNY Mellon
National Municipal Money Market
Fund, BNY Mellon Large Cap
Market Opportunities Fund, BNY
Mellon Tax-Sensitive Large Cap
Multi-Strategy Fund, BNY Mellon
Corporate Bond Fund, and BNY
Mellon International Equity Fund,
each a series of BNY Mellon Funds
Trust (collectively, the "Funds"), is
responsible for complying with the
requirements of subsections (b) and
(c) of Rule 17f-2, "Custody of
Investments by Registered
Management Investment
Companies," of the Investment
Company Act of 1940.  Management
is also responsible for establishing
and maintaining effective internal
controls over compliance with those
requirements. Management has
performed an evaluation of the
Funds' compliance with the
requirements of subsections (b) and
(c) of Rule 17f-2 as of April 30, 2013
and from August 31, 2012 through
April 30, 2013.
Based on the evaluation,
Management asserts that the Funds
were in compliance with the
requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment
Company Act of 1940 as of April 30,
2013 and from August 31, 2012
through April 30, 2013 with respect
to securities reflected in the
investment accounts of the Funds.

BNY Mellon Funds Trust


Jim Windels
Treasurer
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